
March 25, 2015

Via E-mail
Carlos E. Gálvez
Chief Financial Officer
Buenaventura Mining Company Inc.
Carlos Villaran 790
Santa Catalina, Lima 13, Peru

Re: **Buenaventura Mining Company Inc.**
                 Form 20-F for the Year Ended December 31, 2013
                 Filed April 30, 2014
                 Response Dated January 16, 2015
                 File No. 001-14370

Dear Mr. Gálvez:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013
Financial Statements – Compañia de Minas Buenaventura S.A.A and subsidiaries, page F-1
Note 27. Disclosure of information on segments, page F-84

1.   We note your response to comment one from our letter dated December 3, 2014 related to the aggregation of your operating segments. To provide us with a clearer understanding of your basis for aggregation, please address the following points:

        •   We understand that you sell concentrate and doré and the composition of the ore varies among mining units. Tell us how you considered the nature of the ore extracted and its relationship to the selling price in your conclusion that all mining units are economically similar and consist of similar products. We note that you disclose the average grades of ore mined and the recovery rates of the resulting metals in your filing and those rates may vary considerably among mining units. Also, explain how you considered the guidance in paragraph 68 of the Basis for Conclusions of Statement 131 (included as background information to IFRS 8) which makes a distinction about the similarity of products for an entity with a narrow versus broad product line.

- We note that the production method (underground and open pit mines) and metallurgical processes that you employ at each mining unit varies based on the composition/types of metals that are extracted. For example, you state that that you utilize flotation process to separate base metals whereas you utilize a leaching process to recover precious metals. Please tell us the extent to which the cost of employing these metallurgical processes differ and how you considered these differences in determining that each of your mining units have similar economic characteristics and production processes.

- Your operating segments which are defined as mining units exhibit varying gross and operating profit margins. For each mining unit, please identify and discuss the specific factors that cause these variations between fiscal years 2012 and 2013. Also, tell us how you conclude that your mining units are economically similar despite these significant differences with a particular focus on the factors that you considered when you aggregated mining units that exhibit negative margins with those that exhibit positive margins.

- We note that each of the mining units exhibit different cash cost applicable to sales at pages 84 through 91. Although we understand that the cash cost amounts are not regularly reviewed by the CODM as noted in your response to comment 6 from your letter dated November 12, 2014, please tell us how you considered these differences when concluding that all of your mining units are economically similar and qualify for aggregation.

- Please explain how your conclusion that all of your mining units share similar economic characteristics and are similar with respect to each of the criteria listed in (a) – (e) of paragraph 12 of IFRS 8 is consistent with the core principle of the standard discussed in paragraph 1. In your response please reconcile your conclusion with the substantial disclosures that you provide about each of your mining units in other parts of your filing including Item 4, Information on the Company, and Item 5, Operating and Financial Review and Prospects, and your 2013 Letter to Shareholders included within your Annual Report and "Presentation 2015" provided to investors via your website. When formulating your response you may wish to consider the principles of IFRS 8 and paragraph 61 of the Basis for Conclusions of Statement 131 and included as background information to IFRS 8.

- Please tell us whether your equity method investments meet the definition of operating segments and, if not, explain why.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining